

Mail Stop 4720

December 17, 2009

By U.S. Mail and facsimile to 1-478-330-5802

Carol W. Soto
Chief Financial Officer
Atlantic Southern Financial Group, Inc.
1701 Bass Road
Macon, Georgia 31210

> **Re:** **Atlantic Southern Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period ended March 31, 2009**
> **Form 10-Q for the Period ended June 30, 2009**
> **Form 10-Q for the Period ended September 30, 2009**
> **File No. 001-33395**

Dear Ms. Soto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

Note (3) Management's Plan of Action for Cease and Desist Order

1.   We refer to the Order of Cease and Desist entered into with the FDIC in September 2009 that includes a provision requiring the Company to adopt and implement a policy limiting the use of loan interest reserves. Please tell us and include in future filings the following information regarding your use of loan interest reserves:

   - Discuss the significant accounting policies related to the use of loan-funded interest reserves, describe the loan types that use them and how you account for the funds advanced to pay the interest charges.

   - Describe how you account for interest charges paid with the funds advanced considering situations in which the collectability of the loan with the interest reserve component is not reasonably assured, such as non-performing ADC loans or construction loans.

   - Disclose the extent of any restructured loans that include an interest reserve component and for which you have provided interest reserves to keep the credit facility current.

   - Tell us and discuss in future filings the terms for advancing funds as interest reserves and any material loan transactions that have been affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 21

2.   We note the allowance as a percentage of non-performing loans on page 21 was 20.89% of September 30, 2009 as compared to 55.31% as of December 31, 2008. Please tell us and discuss in future filings the reasons for this decrease and any mitigating factors that support the current coverage. Consider in your response how the fair value of the underlying collateral and any other credit enhancing characteristics of the loans have affected your determination of the coverage of the allowance with respect to nonperforming loans.

3.   We refer to the $69.9 million of non-accrual loans as of September 30, 2009,
        which was equal to a $48.8 million or 231% increase as compared to $21.1
        million of non-accrual loans as of December 31, 2008. Please tell us and disclose
        in future filings the following information:

        • State the total amount of impaired loans as of September 30, 2009 and
          reconcile to the total amount of nonaccrual loans as of that date.   We note that
          total impaired loans were $35.5 million as of December 31, 2008, or $14.3
          million greater than total non-accrual loans totaling $21.1 million as of that
          date.   Disclose your credit risk exposure to large non-accrual loans that you
          selected for specific identification.

        • Disclose the impaired loans with a related allowance and the specific
          allowance allocated to these impaired loans. Discuss the extent to which the
          specific allowance that was allocated to impaired loans was affected by the
          fair value of the underlying collateral or by other factors such as written
          guarantees.

4.   We note the penultimate paragraph on page 22 states the Company is currently
        evaluating for additional losses on $7.4 million of collateral-dependent properties
        foreclosed by the Bank on November 3, 2009 that were held as collateral against
        several non-accrual loans as of September 30, 2009.   Please tell us if these loans
        were considered to be impaired at September 30, 2009, and if so how you
        considered this subsequent event in the determination of the fair value of the
        related impaired loans as of that date. Refer in your response to the guidance in
        FASB ASC 855, formerly FAS No. 165, Subsequent Events.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief